# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beeline Holdings, Inc., CIK 0001534708
CUSIP: 277802500
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 188 Valley Street, Suite 225, Providence, Rhode Island (RI), 02909
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193805-26-000154
Filed by CIK 0001335975

## Reporting persons
- Sansar Capital Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,248,560; shared voting power 0; sole dispositive power 2,248,560; shared dispositive power 0; aggregate amount beneficially owned 2,248,560 (8.1% of the class)
  Comment: Based on 27,755,039 shares of common stock outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 14, 2025.

## Item 1. Issuer
Name of issuer: Beeline Holdings, Inc.
Address of issuer's principal executive offices: 188 Valley Street, Suite 225, Providence, RI, 02909

## Item 2. Person Filing
Name of person filing: Sansar Capital Master Fund, L.P. (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the Reporting Person is c/o 220 Riverside Blvd., Apt 20N New York, NY 10069.
Citizenship: The Reporting Person is organized under Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,248,560
Percent of class: 8.1%
Sole power to vote or to direct the vote: 2,248,560
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,248,560
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sansar Capital Master Fund, L.P.: /s/ Sanjay Motwani, President (03/09/2026)